# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yalla Group Limited, CIK 0001794350
CUSIP: 98459U103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: #230, Building 16, Dubai Internet City, Dubai, United Arab Emirates (C0), 501913
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-010076
Filed by CIK 0001843359

## Reporting persons
- Jianfeng Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 11,136,326; shared voting power 0; sole dispositive power 11,136,326; shared dispositive power 0; aggregate amount beneficially owned 11,136,326 (8.7% of the class)
  Comment: (1) Represents (i) 7,366,326 Class A ordinary shares held by WindBell Limited, (ii) 200,000 Class A ordinary shares held by Mr. Xu, and (iii) 3,570,000 Class A ordinary shares that Mr. Xu has the right to receive within 60 days after June 30, 2026.
  (2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 124,443,563 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of June 30, 2026, based on information provided by the Issuer. Beneficial ownership information is presented as of June 30, 2026.
- Windbell Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 7,366,326; shared voting power 0; sole dispositive power 7,366,326; shared dispositive power 0; aggregate amount beneficially owned 7,366,326 (5.9% of the class)
  Comment: (1) Represents 7,366,326 Class A ordinary shares held by WindBell Limited.
  (2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 124,443,563 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of June 30, 2026, based on information provided by the Issuer. Beneficial ownership information is presented as of June 30, 2026.
- WindBell Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 7,366,326; shared voting power 0; sole dispositive power 7,366,326; shared dispositive power 0; aggregate amount beneficially owned 7,366,326 (5.9% of the class)
  Comment: (1) Represents 7,366,326 Class A ordinary shares held by WindBell Limited.
  (2) The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 124,443,563 Class A ordinary shares and 24,734,013 Class B ordinary shares of the Issuer issued and outstanding as of June 30, 2026, based on information provided by the Issuer. Beneficial ownership information is presented as of June 30, 2026.

## Item 1. Issuer
Name of issuer: Yalla Group Limited
Address of issuer's principal executive offices: #230, Building 16, Dubai Internet City, Dubai, United Arab Emirates

## Item 2. Person Filing
Name of person filing:
(i) Jianfeng Xu;
(ii) Windbell Holdings Limited ("Windbell Holdings"), a limited liability company established in the British Virgin Islands; and
(iii) WindBell Limited ("WindBell"), a limited liability company established in the British Virgin Islands.
Address of principal business office or, if none, residence:
(i) The address of the principal business office of Jianfeng Xu is #230 Building 16, Dubai Internet City, Dubai, United Arab Emirates.
(ii) The registered address of Windbell Holdings is Palm Grove House, P.O. Box 438, Road Town, Tortola, VG1110, British Virgin Islands.
(iii) The registered address of WindBell is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
Citizenship:
(i) Jianfeng Xu - People's Republic of China
(ii) Windbell Holdings - British Virgin Islands
(iii) WindBell - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Percent of class: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Signing Agreement

## Signatures
- Jianfeng Xu: /s/ Jianfeng Xu, Authorized Representative (08/13/2026)
- Windbell Holdings Limited: /s/ Natasha Hernandez and Cereita Lawrence, Authorized Representative (08/13/2026)
- WindBell Limited: /s/ Jianfeng Xu, Authorized Representative (08/13/2026)